Exhibit 99.86

Newfoundland & Labrador and Canopy Growth Enter Comprehensive Supply, Development and Retail Agreement

ST. JOHN’S & SMITHS FALLS, ON, Dec. 8, 2017 /CNW/ - Canopy Growth Corporation (“Canopy Growth” or the “Company”) along with representatives from the Province of Newfoundland and Labrador today are pleased to announce that the Company has entered into a supply and production agreement, the largest provincial cannabis supply agreement announced to date, securing a regulated supply of cannabis for Newfoundlanders and Labradorians heading into the legal adult access market.

Canopy Growth will supply 8,000 kg of high quality cannabis products annually for the first two years of the deal. Under the terms of the agreement, Canopy Growth will establish a new production facility in Newfoundland and Labrador capable of producing 12,000 kg per year, bringing 145 jobs in an emerging sector and major capital investment to the region. Site locations are being evaluated to house what could be the first licensed production facility in the province.

“This agreement today with an internationally recognized producer not only guarantees a safe supply of cannabis for Newfoundland and Labrador before the federally imposed July 2018 implementation date, but also results in the creation of 145 new jobs in our province,” said the Honourable Christopher Mitchelmore, Minister of Tourism, Culture, Industry and Innovation, Newfoundland and Labrador. “We will also use this as a framework for other agreements related to cannabis supply and production. Our vision is for an industry which leads to production, job creation, supply chain development and research and development in this province.”

“Canopy’s operations will soon stretch from Coast to Coast, with locations now planned in seven provinces including Newfoundland and Labrador,” said Bruce Linton, Chairman & CEO, Canopy Growth. “Wherever we operate we look for ways to integrate ourselves into the local community to make sure we are giving back to the communities we call home.”

Canopy’s wholly-owned subsidiary, Tweed Inc. (“Tweed”) will also be eligible to apply to operate four new retail locations in the province. This would be a major milestone for Tweed, a leading brand in today’s cannabis industry. These four licences would represent the first announced privately owned and operated legal cannabis retail locations in the country. Site scouting is underway, with two locations possible on the Avalon Peninsula, one west of the Avalon Peninsula, and another at the future production site. Canopy Growth and Tweed are also seeking retail locations at their production facilities in other provinces, a common practice for breweries and wineries across Canada.

Mr. Linton continued, “The Newfoundland and Labrador retail framework will allow us to take our existing e-commerce business and well-recognized house of brands including Tweed, DNA Genetics, Leafs By Snoop, and our CraftGrow program, and present that pride and dedication in a “brick and mortar” retail environment. I want to congratulate the Government of Newfoundland and Labrador for choosing a retail model that encourages local growth and a made-at-home experience, while balancing private and public involvement.”

Tweed has a long track record of responsible cannabis sales as a medical producer and has partnered with organizations like MADD Canada and Parent Action on Drugs to ensure Canada exits prohibition in a responsible way. The Company looks forward to establishing welcoming and warm retail spaces that prioritize top-notch customer service and product education, supported by Canada’s largest cannabis production platform and a wide number of CraftGrow partnerships to bring cannabis of all forms and sizes to the people of Newfoundland & Labrador.

Here’s to Future Growth (on the Rock).

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time.

Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates seven cannabis production sites with over 665,000 square feet of production capacity, including over 500,000 square feet of GMP-certified production space. The Company has operations in seven countries across four continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public’s understanding of cannabis, and through its partly owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements

This news release contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth Corporation, its subsidiaries, or its affiliates to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include future operational and production capacity, the impact of enhanced infrastructure and production capabilities, and forecasted available product selection. The forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth Corporation does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

SOURCE Canopy Growth Corporation

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%SEDAR: 00029461E

For further information: Jordan Sinclair, Director of Communications, Jordan@canopygrowth.com, 613-769-4196; Investor Relations: Tyler Burns, Tyler.burns@canopygrowth.com, 855-558-9333 ex 122; Director: Bruce Linton, tmx@canopygrowth.com

CO: Canopy Growth Corporation

CNW 08:12e 08-DEC-17